

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Ryan A. Hornaday
Chief Financial Officer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204

Re: Emmis Communications Corporation
Form 8-K
Exhibit Nos. 10.2 Employee Leasing Agreement, dated as of November 25, 2019, by and between Emmis Operating Company and MediaCo Holding Inc.
10.3 Management Agreement, between Emmis Operating Company and MediaCo Holding Inc., dated November 25, 2019
10.4 Shared Services Agreement (WLIB), between Emmis Operating Company and MediaCo Holding Inc., dated November 25, 2019
10.5 Shared Services Agreement (WEPN), between Emmis Operating Company and MediaCo Holding Inc., dated November 25, 2019
10.7 Antenna Site Agreement between WBLS-WLIB Tower, LLC and MediaCo Holding Inc., dated November 25, 2019
Filed November 25, 2019
File No. 000-23264

Dear Mr. Hornaday:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance